Exhibit 11

STATEMENT OF COMPUTATION OF PER SHARE EARNINGS

The following computations set forth the calculation of basic and diluted net income per common share and common shares equivalents for the three-month periods ended March 31, 2006 and 2005:

	Three Months Ended March 31,
	2006	2005
Net income	$20,137,442	$21,570,344

Weighted average number of common shares outstanding	80,301,335	80,165,952

Net income per common share - Basic	$0.25	$0.27

	Three Months Ended March 31,
	2006	2005
Net income	$20,137,442	$21,570,344

Weighted average number of common shares outstanding	80,301,335	80,165,952
Common share equivalents resulting from:
Dilutive stock options and restricted stock awards	821,186	515,006

Adjusted weighted average number of common and common equivalent shares outstanding	81,122,521	80,680,958

Net income per common share - Diluted	$0.25	$0.27